November 5, 2018

Elaine A. Woodland
President and Chief Executive Officer
First Keystone Corporation
111 West Front Street
P.O. Box 289
Berwick, PA 18603

       Re: First Keystone Corporation
           Registration Statement on Form S-3
           Filed November 2, 2018
           File No. 333-228140

Dear Ms. Woodland:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services